# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GALECTIN THERAPEUTICS INC, CIK 0001133416
CUSIP: 363225202
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 4960 PEACHTREE INDUSTRIAL BOULEVARD, SUITE 240, NORCROSS, Georgia (GA), 30071
Date of event which requires filing of this statement: 07/31/2026
Amends the filing with accession number 0001193125-17-012367
Filed by CIK 0001694903
Persons authorized to receive notices and communications: Richard E. Uihlein, 12575 Uline Drive, Pleasant Prairie, Wisconsin (WI), 53158, 262-612-4200

## Reporting persons
- Richard E. Uihlein (CIK 0001694903): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 54,673,646; sole dispositive power 54,673,646; aggregate amount beneficially owned 54,673,646 (49.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: GALECTIN THERAPEUTICS INC
Address of issuer's principal executive offices: 4960 PEACHTREE INDUSTRIAL BOULEVARD, SUITE 240, NORCROSS, Georgia (GA), 30071

## Item 2. Identity and Background
Name of person filing: Richard E. Uihlein
Residence or business address: 12575 Uline Drive, Pleasant Prairie, WI 53158
Present principal occupation or employment: None
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds

## Item 4. Purpose of Transaction
Purpose of transaction: The Shares were acquired for investment purposes and were not acquired with the purpose or effect of changing or influencing control of the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 54,673,646 shares of common stock, which includes 44,736,553 shares of common stock and 9,937,093 shares of common stock issuable upon conversion of warrants, options, and other convertible securities). The Reporting Person's aggregate beneficial ownership as calculated in accordance with Section 13(d) is approximately 49.3%.
Number of shares as to which each person has sole or shared power to vote or dispose: 54,673,646 shares of common stock, which includes 44,736,553 shares of common stock and 9,937,093 shares of common stock issuable upon conversion of warrants, options, and other convertible securities). The Reporting Person's aggregate beneficial ownership as calculated in accordance with Section 13(d) is approximately 49.3%.
Transactions in the class effected during the past sixty days: On July 31, 2026, the Reporting person converted debt in the amount of approximately $105.8 (consitsing of $91.0 million of principal and approximately $14.8 million of accrued interest) into 34,376,167 shares of common stock.
Other persons with the right to receive dividends or sale proceeds: None

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Richard E. Uihlein: /s/ Richard E. Uihlein, Richard E. Uihlein (08/04/2026)